Direct Line: (212) 859-8272

Fax: (212) 859-4000

stuart.gelfond@friedfrank.com

November 10, 2014

VIA EDGAR

Susan Block

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Navios Maritime Midstream Partners LP
Amendment No. 3 to Registration Statement on Form F-1
Filed November 4, 2014
File No. 333-199235

Dear Ms. Block:

This letter sets forth the response of Navios Maritime Midstream Partners L.P. (the “Partnership”) to the comment letter, dated November 7, 2014, of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 3 to the Form F-1 of the Partnership filed with the Commission on November 4, 2014. In order to facilitate your review, we have repeated the comment in its entirety.

Navios Maritime Midstream Partners Predecessor, page F-3

Combined Balance Sheet, page F-1

1. We note that you plan to distribute all of the proceeds from the offering of common units and a portion of the proceeds from your new credit facility to Navios Acquisition upon closing of the offering. Please explain to us what consideration you gave to providing a pro forma balance sheet alongside your latest historical balance sheet reflecting the distribution. Additionally, please tell us what consideration you gave to providing pro forma per unit data for the latest year and interim period within your historical financial statements to the extent that the distribution exceeds the current year’s earnings. Please note the numerator of the pro forma earnings

Securities and Exchange Commission

November 10, 2014

per unit computation should also be adjusted to reflect the incremental interest expense (net of tax) relating to the portion of the dividend that exceeds both the gross proceeds from the equity offering and the previous 12 months’ earnings. We refer you to SAB Topic 1B.3.

Response:

The Partnership respectfully acknowledges the Staff’s comment and has reviewed the applicable guidance in Staff Accounting Bulletin Topic 1.B.3 (“SAB Topic 1.B.3”), which describes the Staff’s position that certain dividends to owners prior to or concurrent with an initial public offering be considered as dividends in contemplation of such offering. The Partnership believes that the estimated cash payment to Navios Maritime Acquisition Corporation (“Navios Acquisition”) of $258.9 million, which is being funded partially with proceeds from the offering and partially with proceeds from the Partnership’s new credit facility, represents one element of the consideration for the net assets to be received from Navios Acquisition. Because the Partnership will be issuing common units and paying cash in consideration for the vessels that will form its initial fleet, the Partnership will not be paying a dividend as a matter of Marshall Islands law. Further, for accounting purposes, the carrying value of the net assets (represented by interests in four vessel-owning entities) to be received from Navios Acquisition is expected to be greater than the cash portion of the consideration of $258.9 million that is expected to be paid to Navios Acquisition. Therefore, in connection with our reorganization, the Partnership expects to record a net contribution to, not a deemed distribution from, partnership capital. The Partnership has concluded that the cash payment does not represent a dividend as contemplated by SAB Topic 1.B.3. and accordingly, the disclosure requirements of SAB Topic 1.B.3 are not applicable to such cash payment.

If you have any questions, please feel free to contact the undersigned at 212.859.8272. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Stuart H. Gelfond

Stuart H. Gelfond

cc:	Donald E. Field (Securities and Exchange Commission)
Amy Geddes (Securities and Exchange Commission)
Lyn Shenk (Securities and Exchange Commission)
Joshua Wechsler (Fried, Frank, Harris, Shriver & Jacobson LLP)
Vasiliki Papaefthymiou (Navios Maritime Midstream L.P.)